Mail Stop 4-6

      September 13, 2004


Mr. Richard Smitten
Chairman, President and Chief Executive Officer
Stock Market Solutions, Inc.
108 Royal Street
New Orleans, LA 70130

Re:	Stock Market Solutions, Inc.
	Preliminary Proxy Statement on Schedule 14A
	Filed September 1, 2004
	File No. 0-49743

Dear Mr. Smitten:

	We have limited our review of the preliminary proxy statement to matters relating to the availability of the form, the Standby
Equity
Line Agreement with Cornell Capital Partners and the unsecured
Convertible Debentures held by Cornell Capital Partners. Based on this limited review, we have the following comments.

Preliminary Schedule 14A

Written Consent Card

1. We note that your proxy card asks for written consent to approve the proposed amendment to your articles of incorporation.
However,
it appears that you are seeking to have shareholders designate an agent to sign a written consent on their behalf to approve an amendment to Stock Market Solution`s articles of incorporation to increase your authorized common stock. Please revise the proxy card to indicate this is the action you wish shareholders to undertake.

2. Your proxy card should comply with all of the requirements of Rule
14a-4. For example, the written consent card should afford shareholders the opportunity to specify by boxes a choice between approval, disapproval or abstention with respect to the proposal. Please revise to comply with all the requirements of Rule 14a-4.



* * * *

      Please provide us with a response letter to these comments that confirms any corrective actions taken by the company. Detailed cover letters greatly facilitate our review. If you believe complying with these comments is not appropriate, tell us why in your letter. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

 	Please electronically file your letter in response to the above comments in addition to filing the revised proxy materials. See
Item
101 of Regulation S-T. The amended filing must be marked as specified in Item 310 of Regulation S-T.

	If you have any questions, please call Rebekah Toton at (202) 942-2994, or Jeffrey Werbitt at (202) 942-1957. If you need further assistance, you may contact me at (202) 942-1800.


							Sincerely,


							Barbara C. Jacobs
							Assistant Director


cc:	Via Facsimile (813) 832-5284
	Michael T. Williams, Esq.
	Williams Law Group
	Telephone: (813) 831-9348
??

??

??

??

Stock Market Solutions, Inc.
September 13, 2004
Page 1 of 2